Kirkpatrick & Lockhart Preston Gates Ellis LLP 599 Lexington Avenue New York, NY 10022-6030 T 212.536.3900 www.klgates.com

April 6, 2007

By EDGAR Transmission and by Courier

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3720

Re:	Telecom Communications, Inc.
Form 10-KSB for Fiscal Year Ended September 30, 2006 Filed: January 17, 2007

Form 10-QSB for Fiscal Quarter Ended December 31, 2006 Filed: February 15, 2007 File No. 333-62236

Dear Mr. Spirgel:

In connection with your letter on behalf of the Securities and Exchange Commission (the “Commission”), dated March 7, 2007, to Telecom Communications, Inc. (the “Company”) with regard to its Form 10-KSB for the fiscal year ended September 30, 2006 and Form 10-QSB for the period ended December 31, 2006, we respectfully request that the Commission grant the Company an extension for filing until April 18, 2007.

The additional time is necessary in order to coordinate the responses of the Company with its accountants, auditors and legal counsel of the Company. In making a decision on this request, we respectfully ask the Commission to take into consideration that the primary language of the Company is Chinese.

Thank you for your consideration and we would appreciate an opportunity to discuss this matter with you further at your convenience. You may contact me at (212) 536-4885.

Sincerely,

By:	/s/ Robert Shin
Robert Shin